January 22, 2007

Via EDGAR transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Jennifer Riegel

Re:          AVANT Immunotherapeutics, Inc.:  Registration Statement on Form S-4 (File No. 333-148291)

Dear Ms. Riegel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, AVANT Immunotherapeutics, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, DC time) on Tuesday, January 22, 2008 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact John T. Haggerty, Esq. of Goodwin Procter LLP at (617) 570-1526.

Sincerely,

AVANT IMMUNOTHERAPEUTICS, INC.

By:	/s/ Avery W. Catlin
	Name:	Avery W. Catlin
	Title:	Senior Vice President and
Chief Financial Officer

cc:           John T. Haggerty, Esq.

Goodwin Procter LLP